Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	FOR THE THREE MONTHS ENDED

		YEAR ENDED DECEMBER 31,

	MARCH 31, 2010	2009	2008	2007	2006	2005

Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests	$268,577	$1,194,240	$1,020,613	$912,380	$1,028,161	$941,498
Adjustments:
Distributed income from less than 50% owned companies	1,797	25,345	28,752	24,972	26,411	25,492
Fixed charges	53,176	209,379	248,716	243,317	147,133	108,751

Earnings from continuing operations before taxes and fixed charges, as adjusted	$323,550	$1,428,964	$1,298,081	$1,180,669	$1,201,705	$1,075,741

Fixed charges:
Interest expense	$36,573	$147,071	$185,783	$186,957	$96,997	$63,266

Portion of rent expense which represents interest factor	16,602	62,308	62,933	56,360	50,136	45,485

Total fixed charges	$53,175	$209,379	$248,716	$243,317	$147,133	$108,751

Ratio of earnings to fixed charges	6.1x	6.8x	5.2x	4.9x	8.2x	9.9x